                                                           OMB APPROVAL
                            UNITED STATES            OMB Number:  3235-0145
                 SECURITIES AND EXCHANGE COMMISSION  Expires:  October 31, 1997
                          Washington, D.C. 20549     Estimated average burden
                                                     hours per response....14.90

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                 (Rule 13d-101)
                           UNAPIX ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904270105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.

      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 6, 1997
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 12 pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 904270105                                           Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Ernest P. Werlin
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                       PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [ ]

                                 Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                 7 SOLE VOTING POWER

  NUMBER OF                          111,656
  SHARES         ---------------------------------------------------------------
BENEFICIALLY     8 SHARED VOTING POWER
 OWNED BY
   EACH                              1,348,235(1)
 REPORTING       ---------------------------------------------------------------
  PERSON         9 SOLE DISPOSITIVE POWER
   WITH                                 111,656

                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                                     1,348,235(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             111,656

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                              1.93

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                IN
--------------------------------------------------------------------------------

    ------------------

    (1) Ernest P. Werlin disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 904270105                                           Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Andrew M. Brown
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [ ]

   This Amendment No. 2 is being filed to reflect, among other things, the fact that as of June 6, 1997, Andrew M. Brown may not be deemed to be a member of the group making this filing with respect to, and may not be considered to be a Reporting Person for purposes of, Section 13 or for any other purpose.
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [ ]

                                 Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER

  NUMBER OF                                   ---
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY
   EACH                                       ---
 REPORTING     -----------------------------------------------------------------
  PERSON       9  SOLE DISPOSITVE POWER
   WITH
                                              ---
               -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                                              ---
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       ---

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       ---
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 904270105                                           Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Peter J. Powers
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                       PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [ ]

                                 Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
  NUMBER OF                                      10,000
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH                                        1,348,235(1)
 REPORTING        --------------------------------------------------------------
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH                                          10,000
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                                               1,348,235(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              10,000

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.17

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
   ---------------------

   (1) Peter J. Powers disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 904270105                                           Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            The High View Fund, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [ ]

                                 Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
  NUMBER OF                                      981,512
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH                                           ---
 REPORTING        --------------------------------------------------------------
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH                                          981,512
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                                                  ---
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             981,512

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      14.9

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 904270105                                           Page 6 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          High View Capital Corporation
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                          Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [ ]

                          Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
-------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
  NUMBER OF                                         ---
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH                                          981,512(1)
 REPORTING        --------------------------------------------------------------
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH                                             ---
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                                                 981,512(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       --
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------

  -------------------
  (1) High View Capital Corporation disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 904270105                                           Page 7 of 12 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               The High View Fund
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [ ]

                                 Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                               The Cayman Islands
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
  NUMBER OF                                      366,723
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH                                           ---
 REPORTING        --------------------------------------------------------------
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH                                          366,723
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                                                  ---
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     366,723

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       6.1

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                                          -------------------
CUSIP No. 904270105                                          Page 8 of 12 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     High View Asset Management Corporation
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                 Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [ ]

                                 Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
  NUMBER OF                                         ---
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
   EACH                                           366,723(1)
 REPORTING        --------------------------------------------------------------
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH                                             ---
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER
                                                  366,723(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                --
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------
    -------------------

    (1) High View Asset Management Corporation disclaims beneficial ownership of all shares and/or Units owned by other persons.

                                                              Page 9 of 12 Pages

                           UNAPIX ENTERTAINMENT, INC.
                              (CUSIP NO. 904270105)

    This Amendment No. 2 on Schedule 13D relates to the Amendment No. 1 on
Schedule 13D filed on August 27, 1997 ("Amendment No. 1") and is being filed to reflect, among other things, the fact that as of June 6, 1997, Andrew M. Brown may not be deemed to be a member of the group of reporting persons consisting of The High View Fund, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin, Peter J. Powers and Andrew M. Brown (the "Group"), each member of which disclaims beneficial ownership in the shares of Common Stock held by other persons, the Units held by other persons, and the shares of Common Stock which such Units could be converted into and/or used to purchase, and which filed Amendment No. 1 regarding certain reportable events effected by the Group as of June 5, 1997, with respect to securities issued by Unapix Entertainment, Inc.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) - (f)

         Item 2 of Amendment No. 1 is amended by replacing the second paragraph of sub-part (II) with the following paragraph:

         The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, the President and Treasurer of HVCC. Peter J. Powers is a director, Senior Vice President and Secretary of HVCC.

         Item 2 of Amendment No. 1 is amended further by replacing the second paragraph of sub-part (IV) with the following paragraph:

         The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is President of HVAM. Peter J. Powers is Secretary, Treasurer and Vice President of HVAM.

         Item 2 of Amendment No. 1 is amended further by replacing sub-part (VI) with the following paragraph:

    (VI) This statement also is being filed on behalf of Mr. Brown to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be an officer of both HVCC and HVAM and Mr. Brown may no longer be deemed to be a part of the Group which filed Amendment No. 1. Mr. Brown is a United States citizen whose present principal occupation is as an independent consultant. His address as of June 6, 1997 is 58 West 58th Street, No. 9D, New York, New York 10019.

         Item 2 of Amendment No. 1 is amended further by replacing sub-part
(VII) with the following paragraph:

    (VII) This statement also is being filed on behalf of Mr. Powers. Mr. Powers's present principal occupation is as a director, Senior Vice President and Secretary of HVCC and as Secretary, Treasurer and Vice President of HVAM. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

         Item 2 of Amendment No. 1 is amended further by replacing the third paragraph on Page 10 with the following paragraph:

         Mr. Brown is making this filing to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be associated in any capacity with the Delaware Fund, the Cayman Fund, HVCC and HVAM, and he may not be deemed to have beneficial ownership for purposes of Section 13 or any other purpose of the shares of Common Stock held by any of the Reporting Persons, the Units held by any of the Reporting Persons, or the shares of Common Stock which the Units may be converted into and/or used to purchase.

         Item 2 of Amendment No. 1 is amended further by replacing the fourth paragraph on Page 10 with the following two paragraphs:

         Peter J. Powers is making this filing because, due to the relationship between Mr. Powers and each of the Delaware Fund and the Cayman Fund, as described above, Mr. Powers may be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock and which are held by each of the Delaware Fund and the Cayman Fund. In addition, Mr. Powers has acquired shares of Common Stock for which he has sole voting power. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons and all shares of Common Stock which such Units could be converted into and/or used to purchase.

                                                             Page 10 of 12 Pages

         HVCC is making this filing because, due to the relationship between HVCC and the Delaware Fund, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock held by the Delaware Fund and (b) the Units, which could be converted into and/or used to purchase shares of Common Stock and which are held by the Delaware Fund. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common Stock which such Units could be converted into and/or used to purchase.

         Item 2 of Amendment No. 1 is amended further by replacing the last paragraph with the following paragraph:

         The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown, and Mr. Powers are making this group filing because up through June 5, 1997, such persons may have been deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons as described in Item 2 in Amendment No. 1 and as amended herein. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by other persons, Units held by other persons, and the shares of Common Stock which such Units could be converted into and/or used to purchase and disclaims membership in a group. Further, this filing is being made to reflect, among other things, the fact that as of June 6, 1997, Mr. Brown was no longer associated or affiliated in any way with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin or Mr. Powers and that, as of June 6, 1997, Mr. Brown may not be deemed to be a member of the Group or to have beneficial ownership of any of the shares of Common Stock held by any of the Reporting Persons, any of the Units held by any of the Reporting Persons, or any of the shares of Commmon Stock which such Units could be converted into and/or used to purchase for purposes of Section 13 or any other purpose.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

         Item 5 of Amendment No. 1 is amended by replacing sub-part (V) with the following paragraph:

    (V) Peter J. Powers beneficially holds 10,000 shares of Common Stock for an aggregate beneficial ownership of 10,000 shares of Common Stock, which would constitute 0.17% of the outstanding class of Common Stock. Further, Mr. Powers is a director, Senior Vice President and the Secretary of HVCC. Because Mr. Powers is an officer and a director of the general partner of the Delaware Fund, and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the shares of Common Stock and Units held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the shares of Common Stock held by the Delaware Fund, the Units held by the Delaware Fund, and the shares of Common Stock which the Units may be converted into and/or used to purchase, as described in this Item 5, sub-part (I), above. Further, Mr. Powers is Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Powers's relationship to the Cayman Fund, and because he may be deemed to share with HVAM, and with the director and other officer of HVAM voting and dispositive power over the shares of Common Stock and the Units held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the shares of Common Stock held by the Cayman Fund, the Units held by the Cayman Fund, and the shares of Common Stock which these Units could be converted into and/or used to purchase, as described in this Item 5, sub-part (III), above. Therefore, together with the Common Stock acquired for his personal account, Mr. Powers may be deemed to be the aggregate beneficial owner of 1,358,235 shares of Common Stock, which would constitute 19.68% of the outstanding class of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all Units held by other persons, and all shares of Common stock which such Units could be converted into and/or used to purchase.

         Item 5 of Amendment No. 1 is amended further by replacing sub-part (VI) with the following paragraph:

    (VI) As of June 6, 1997, Andrew M. Brown was no longer affiliated with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin or Peter J. Powers. He may not be deemed to be the beneficial owner of any shares of Common Stock held by any of the Reporting Persons, any Units held by any of the Reporting Persons, or any shares of Common Stock which these Units could be converted into and/or used to purchase for purposes of Section 13 or any other purpose.

         Item 5 of Amendment No. 1 is amended further by replacing the last paragraph under the heading "(a) and (b)" with the following:

         By reason of the relationships described in Item 2 and this Item 5 above, as of June 6, 1997, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group or any Units held by other members of any such group or any shares of Common Stock which such Units could be

                                                             Page 11 of 12 Pages

converted into and/or used to purchase. Additionally, the persons named herein disclaim membership in a group. Finally, as of June 6, 1997, Andrew M. Brown, who was included as a Reporting Person on Amendment No. 1 and on the original statement on Schedule 13D to which Amendment No. 1 refers as a member of the Group, ceased to be associated with the Group and with each of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers and cannot be deemed to be the beneficial owner of any shares of Common Stock held by any other person, any Units held by any other person, or any shares of Common Stock which those Units could be converted into and/or used to purchase for purposes of Section 13 or for any other purpose.

                                                             Page 12 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1997                    /s/    ERNEST P. WERLIN
                                       ----------------------------------
                                                   Ernest P. Werlin


                                           /s/    ANDREW M. BROWN
                                       ----------------------------------
                                                   Andrew M. Brown*


                                          /s/    PETER J. POWERS
                                       ----------------------------------
                                                 Peter J. Powers



                                       THE HIGH VIEW FUND, L.P.

                                       By:  High View Capital Corporation,
                                                its general partner

                                       By: /s/  ERNEST P. WERLIN
                                          --------------------------------
                                                Ernest P. Werlin
                                                President


                                       HIGH VIEW CAPITAL CORPORATION

                                       By: /s/  ERNEST P. WERLIN
                                          --------------------------------
                                                Ernest P. Werlin
                                                President


                                       THE HIGH VIEW FUND

                                       By: /s/  CEDRIC L. CARROLL
                                          --------------------------------
                                                Cedric L. Carroll
                                                Director


                                       HIGH VIEW ASSET MANAGEMENT CORPORATION

                                       By: /s/  ERNEST P. WERLIN
                                          --------------------------------
                                                Ernest P. Werlin
                                                President

* This Amendment No. 2 is being filed to reflect, among other things, the fact that as of June 6, 1997, Mr. Brown ceased to be associated or affiliated in any way with any other Reporting Person and may not be deemed to be a member of the Group making this filing for purposes of Section 13 or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by other persons, Units held by other persons, and the shares of Common Stock which such Units could be converted into and/or used to purchase.